                                                                     EXHIBIT 11

                        COMPUTATION OF BASIC AND DILUTED
                               EARNINGS PER SHARE
                                   (UNAUDITED)

                                                                             FOR QUARTER ENDED
                                                                     ---------------------------------
                                                                      MARCH 31, 2002    MARCH 31, 2001
                                                                     ---------------   ---------------
Number of shares on which basic earnings
  per share is calculated:

Average outstanding during period                                      1,718,412,093     1,740,873,107

Add - Incremental shares under stock
     compensation plans                                                   31,998,707        37,845,105

Add- Incremental shares associated
     with put options
                                                                                --               8,792

Add - Incremental shares associated
     with contingently issuable shares                                     2,549,701         2,522,946
                                                                     ---------------   ---------------

Number of shares on which diluted
     earnings per share is calculated                                  1,752,960,501     1,781,249,950
                                                                     ===============   ===============

Net income applicable to common
     shareholders (millions)                                         $         1,192   $         1,745

Less/(add) - net income applicable to
     contingently issuable shares (millions)                                       6                (2)
                                                                     ---------------   ---------------
Net income on which diluted earnings
     per share is calculated (millions)                              $         1,186   $         1,747
                                                                     ===============   ===============

Earnings per share of common stock:

     Assuming dilution                                               $          0.68   $          0.98

     Basic                                                           $          0.69   $          1.00

       Stock options to purchase 55,080,488 shares and 75,529,995 shares were outstanding as of March 31, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive. Net income applicable to common shareholders excludes preferred stock dividends of $5 million for the three months ended March 31, 2001.